August 13, 2010

Mr. John Reynolds

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:      The Cato Corporation

            Form 10-K for the Fiscal Year Ended

            January 30, 2010

            Filed March 30, 2010

            File No. 001-31340

            Schedule 14A

            Filed April 8, 2010

Dear Mr. Reynolds:

We submit this letter in response to your letter dated August 5, 2010 in which you requested information and clarification with respect to certain disclosures in the above-referenced filings.

For your convenience and reference, we repeat your comments below (using the same numbering in your letter) and our responses follow.

Schedule 14A filed April 8, 2010

General

1.         We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Cato Corporation (the “Company”) operates Cato and It’s Fashion retail stores.  The Company’s associates that are eligible for incentive compensation plans include store and field management, certain home office associates and executives.

Although store and field management associates are covered by various short-term incentive compensation plans, the Company believes that these plans do not incentivize risk that would have a material adverse effect on the Company.  The incentives are based on store and district level sales and expense control goals and are designed to be consistent with Company and shareholder interests. Both individually and cumulatively, the dollar amount of incentive awards under these plans is considered immaterial.

8100 Denmark Road

P.O. Box 34216

Charlotte, North Carolina 28234

(704) 554-8510

Eligible home office associates and executives are covered by both short and long-term incentive plans.  By design, the Company’s compensation plans and practices are intended to align the interest of eligible associates and executive officers with those of our long-term shareholders rather than rewarding short-term performance or individual risk-taking.  The Compensation Committee’s review of the Company’s compensation programs concluded the following:

•         Incentive compensation is balanced between short and long-term incentives.

•         Compensation policies reward performance against goals established to be challenging with an emphasis on longer-term financial success.

•         Short-term incentive awards for non-executive associates are limited by terms of the plan based on position and based primarily on corporate performance. These awards do carry a discretionary feature based on individual performance.

•         Short-term incentive awards to executive officers are limited by terms of the plan to a fixed maximum of 75% of base pay, with the CEO’s award limited to 150% of base pay.

•         Executive officer short-term awards are also discretionary subject to quantitative as well as qualitative individual performance measurement.

•         Long-term incentive awards are provided in equity and represent a significant portion of each executive officer’s incentive compensation.  Over the last two years, long-term incentive awards have ranged from 25% to 45% of total potential incentive compensation in the executive group.

•         Long-term incentive awards are granted annually based on a percentage ranging from 25% to 70% of each executive officer’s base pay.

•         Long-term incentive awards vest over five years, further aligning the interests of executive officers and other eligible associates to those of long-term shareholders (e.g., each executive always has unvested awards that could decrease significantly in value if the business is not managed for the long-term).

•         All equity awards are subject to ownership requirements that range from 50% to 200% of base pay for non-executive associates, 300% for Executive Vice Presidents and 600% for the CEO.

•         Members of the Compensation Committee approve all final incentive plan awards for executive officers after their review of executive and corporate performance as well as review all incentive compensation plans of the Company.

After reviewing the various compensation plans summarized above and management’s recommendations, the Compensation Committee believes the Company’s associates and executives are encouraged to manage the Company in a prudent manner and its incentive programs are not designed in a manner that encourages executives to take risks that are inconsistent with the Company’s and shareholders’ best interests.  The Committee further concluded that the Company’s plans do not incentivize risk that are reasonably likely to have a material adverse effect on the Company, and therefore, no disclosure was necessary under Item 402(s).

2009 Executive Compensation, page 11

2.         We note the disclosure on page 11 that you benchmark to compensation survey data from the retail industry.  Please amend your Form 10-K to identify the survey data and identify the companies that comprise the survey data or advise as to why such disclosure is not required.  We direct your attention to your response letter dated August 27, 2008 where you agreed to identify the companies that comprised the survey data.

8100 Denmark Road

P.O. Box 34216

Charlotte, North Carolina 28234

(704) 554-8510

As stated in our response letter dated August 27, 2008, we agreed to identify companies used in any survey data used for benchmarking.  However, since 2008 we have not used the survey (or any similar survey) mentioned in our Schedule 14A filed April 11, 2008.  The last two years we have primarily relied on the compensation data gathered in regard to the specific peer group of companies disclosed in the proxy.  In addition to this specific peer group information, the Compensation Committee has used internet sources such as Salary.Com and Salary Wizard to search for general compensation information.  Both sources provide information that includes certain retail positions but they do not disclose the companies used or any specific company information.  The Compensation Committee uses this supplemental information to stay abreast of current compensation practices and determine geographic cost of living differences, whereas it uses the peer group data for benchmarking.  In future filings, we will modify the statement under External Benchmarking for Named Executive Officers to remove the survey data from the list of “external benchmarking sources” and add the following disclosure to explain how the Compensation Committee uses the general compensation data from the retail industry: “The Committee uses web-based data to stay abreast of current compensation practices and to determine geographic cost of living differences”.

Grants of Plan-Based Awards

3.         On page 13 you discuss your Annual Cash Incentive Program which resulted in the payment of non-equity incentive plan compensation, as reported in your Summary Compensation table.  However, your Grants of Plan-Based Awards table does not reflect this program.  Please advise and, if warranted, provide us with draft disclosure for future filings based on your 2009 data.

The non-equity incentives were inadvertently not reflected in the table.  Included with this reply as Attachment A is a draft disclosure for future filings based on our 2009 data.  Any non-equity incentives will be disclosed in the table in the future.

The Cato Corporation makes the following acknowledgments:

•         That it is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please contact me at (704) 551-7315.

Sincerely,

/s/ John R. Howe

Executive Vice President

Chief Financial Officer

8100 Denmark Road

P.O. Box 34216

Charlotte, North Carolina 28234

(704) 554-8510

Grants Of Plan-Based Awards

		(1) Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			(2) Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshol ($)	Target ($)	Maximum ($)	Threshol (#)	Target (#)	Maximum (#)

John P. D. Cato	5/1/2009				-0-	50,505	50,505	959,595
Chairman, President &		-0-	1,530,000	1,530,000				-
Chief Executive Officer

John R. Howe	5/1/2009				-0-	4,870	4,870	92,530
Executive Vice President		-0-	187,500	187,500				-
Chief Financial Officer

Executive Vice President
Chief Merchandising Officer

Sally J. Almason	5/1/2009				-0-	5,366	5,366	101,954
Executive Vice President		-0-	243,750	243,750				-
GMM, Cato Division

Howard Severson	5/1/2009				-0-	5,483	5,483	104,177
Executive Vice President		-0-	185,400	185,400				-
Chief Real Estate & Store
Development Officer

Tim Greer	5/1/2009				-0-	4,960	4,960	94,240
Executive Vice President		-0-	210,750	210,750				-
Director of Stores

1)       The amounts shown constitute the cash Annual Incentive Bonus made to each Named Executive Officer based on established criteria under the 2004 Amended and Restated Incentive Compensation Plan.

2)       For Messrs. Cato, Howe, Severson, Greer and Mrs. Almason, the fair market value of the Company’s stock on the grant date of May 1, 2009 as traded on the New York Stock Exchange was determined by averaging the high of the day ($19.30) and the low of the day ($18.69).

All equity awards made during fiscal year 2009 were of Class A Stock.  All of the equity awards are subject to a five-year vesting requirement with 33%, 33% and 34% of the grant vesting on the third, fourth and fifth anniversaries of the grant date, respectively.  The awards are subject to forfeiture if the named executive terminates employment with the Company.  Each grantee is required to own a certain multiple of their base salary before being able to sell the restricted stock.  However, each grantee may sell up to 45% of vesting restricted stock to meet associated tax liabilities.